NORTHQUEST CAPITAL FUND, INC.
                                16 Rimwood Lane
                             Colts Neck, NJ  07722


                                                                  May 18, 2010




Securities & Exchange Commission ("SEC")
Washington D.C.  20549

RE: Request for Acceleration

Dear SEC Representative:

   The Fund is making a Request for Acceleration of it Post-Effective Amendments No. 15 (filed on 02/22/2010), No. 16 (filed on 04/27/2010), No. 17 (filed on
05/05/2010), No. 18 (filed on 05/14/2010) and No. 19 (filed on 05/18/2010) to the effective date of 05/21/2010.

The Fund acknowledges that;
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not forclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Sincerely,

   By: /s/ Peter J. Lencki
           President
           NorthQuest Capital Fund, Inc.